Filed pursuant to Rule 424(b)(4)
                                    Registration Statement No. 33-89508



PROSPECTUS SUPPLEMENT
(To Prospectus dated February 14, 1995)




                               750,000 Shares

                              AMLI RESIDENTIAL

                                COMMON SHARES


The selling shareholder named in this prospectus supplement is selling 750,000 common shares with this prospectus supplement. We will not receive any of the proceeds from the sale of the common shares by the selling shareholder.

Our common shares are listed on the New York Stock Exchange under the symbol "AML." On November 4, 2003, the last reported sale price of our common shares on the NYSE was $25.66 per share.

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT.


                           PRICE $25.50 PER SHARE


                        AGGREGATE AMOUNT $19,125,000


                        DISCOUNTS AND COMMISSIONS $0


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The selling shareholder expects to deliver the common shares to the purchaser on November 5, 2003.


                       ------------------------------



November 5, 2003


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                                     S-1

                              TABLE OF CONTENTS


                                                                    PAGE
                                                                    ----
PROSPECTUS SUPPLEMENT

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-3

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-5

Special Note Regarding Forward-Looking Statements. . . . . . . . .  S-12


Federal Income Tax Considerations. . . . . . . . . . . . . . . . .  S-13

Terms of Transaction . . . . . . . . . . . . . . . . . . . . . . .  S-22


PROSPECTUS [this part of the table to be conformed to prospectus]

Available Information. . . . . . . . . . . . . . . . . . . . . . .     2

Incorporation by Reference . . . . . . . . . . . . . . . . . . . .     3

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . .     4

Description of Common Shares . . . . . . . . . . . . . . . . . . .     6

Certain Provisions of Maryland Law and of The Company's
  Declaration of Trust and Bylaws. . . . . . . . . . . . . . . . .     9

Description of Units . . . . . . . . . . . . . . . . . . . . . . .    12

Exchange of Units. . . . . . . . . . . . . . . . . . . . . . . . .    18

Registration Rights. . . . . . . . . . . . . . . . . . . . . . . .    32

Shares Available for Sale. . . . . . . . . . . . . . . . . . . . .    32

Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . .    33

Federal Income Tax Considerations. . . . . . . . . . . . . . . . .    36

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . .    48

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    48

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . .    48

                       ------------------------------


      Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to "AMLI," "we," "us," or "our" refer to AMLI Residential Properties Trust, a Maryland real estate investment trust, and its subsidiaries.

      This document is in two parts. The first part is the prospectus supplement, which describes the terms of the offering of common shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common shares. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

      You should rely only on the information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. We have not authorized anyone to give any information or to make any representation not contained in this prospectus supplement or the prospectus in connection with the offering of these common shares. This prospectus supplement and the prospectus are not an offer to sell any security other than these common shares and they are not soliciting an offer to buy any security other than these common shares. This prospectus supplement and the prospectus are not an offer to sell these common shares to any person and they are not soliciting an offer from any person to buy these common shares in any jurisdiction where the offer or sale to that person is not permitted. You should not assume that the information contained in this prospectus supplement and the prospectus is correct on any date after the date of this prospectus supplement and the prospectus, even though this prospectus supplement and the prospectus are delivered or these common shares are offered or sold on a later date. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Available Information" and "Incorporation by Reference" in the accompanying prospectus.


                                 THE COMPANY

      We are a self-administered and self-managed real estate investment trust, or a REIT, engaged in the development, acquisition and management of upscale, institutional quality multifamily apartment communities in eight major metropolitan markets in the Southeast, Southwest, Midwest and Mountain regions of the United States. We were founded in 1980.

      We are the sole general partner of, and own a majority of the partnership interests in, AMLI Residential Properties, L.P., a Delaware limited partnership, which we refer to hereinafter as AMLI, L.P., through which we own our interests in our apartment communities. As of June 30, 2003, we owned approximately 86% of the outstanding partnership interests, or OP Units, in AMLI, L.P. OP Units are convertible into our common shares on a one-for-one basis and are entitled to distributions equal to distributions received on common shares. We conduct all our business through AMLI, L.P. and its subsidiaries and affiliates.

      Our executive offices are located at 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606 and our telephone number is (312) 443-1477. In addition, we maintain regional offices in Atlanta, Dallas, Indianapolis and Kansas City.


RECENT DEVELOPMENTS

      On October 28, 2003 we announced our operating results for the third quarter ended September 30, 2003.

      Net income for the quarter and the nine months ended September 30, 2003 was $5,935,000 and $12,571,000, respectively, as compared to $17,652,000 and $31, 603,000, respectively, in the year earlier periods. Diluted earnings per share ("EPS") for the quarter ended September 30, 2003 was $0.21, compared to $0.87 for the comparable period of 2002, a decrease of 75.9%. For the nine months ended September 30, 2003, EPS was $0.38, compared to $1.40 for the comparable period of 2002, a decrease of 72.9%. The decreases were primarily attributable to fewer gains on sales of communities, lower community net operating income and an impairment charge.

      On a combined same community basis, which includes both wholly-owned and co-investment communities (at 100%), for the quarter ended
September 30, 2003 versus the prior year's quarter, total community revenue decreased 1.5% . Weighted average occupancy for the quarter was 93.4%, a 2.1% increase compared to last year and a 2.2% increase compared to the last quarter, while the weighted average collected revenue per occupied unit of $867 decreased by 4.0% and 1.5% compared to last year and last quarter, respectively.

      Total community revenue, including both wholly-owned communities and co-investment communities (at 100%), was $71,895,000 and $210,483,000, respectively, for the quarter and nine months ended September 30, 2003, as compared with $69,305,000 and $204,690,000 for the comparable periods in 2002, a 3.7% and 2.8% increase, respectively.

      During the third quarter, we closed on an equity offering of 2,415,000 of its common shares issued to the public at $24.40 per share. Net proceeds from the sale were approximately $58.1 million and were used to partially fund the purchase of partnership interests in a number of co-investment joint ventures that we did not already own. The balance of the purchase prices, which was approximately $60 million, was funded under our primary line of credit and was matched with a like amount of five-year interest rate swaps and caps.

      The partnership interests we acquired during the quarter included those owned by Endowment Realty Investors II, a private REIT managed by Commonfund Realty, in AMLI at Regents Crest, AMLI Creekside and AMLI at Castle Creek, as well as Prudential Real Estate Investors' interests in AMLI at Oakhurst North and AMLI on Spring Mill.

      During the quarter, we sold AMLI at Willeo Creek, a 242-unit community in Roswell, Georgia, in which we owned 30%. We received a disposition fee of $325,000 and a promoted interest of $375,000, in addition to approximately $3 million as our share of net sales proceeds. We also received repayment of an approximately $9 million bridge loan that the partnership had borrowed from us earlier this year to repay the maturing first mortgage on the property.

      Additionally, one of the our subsidiaries recognized a $1,913,000 gain, or $0.05 per common share net of income taxes, from the sale of an apartment community developed by a partnership in which the subsidiary owned an interest.

      In October, we sold AMLI at Fossil Creek, a 384-unit co-investment community in Ft. Worth, Texas, in which we owned 25%. We received approximately $6.75 million as our share of the net sales proceeds. In addition, we received a disposition fee of $110,000.

      On October 27, 2003, our Board of Trustees declared a quarterly dividend of $0.48 per common share. This dividend is payable on November 18, 2003 to all common shareholders of record as of November 7, 2003 and is based on an annual dividend rate of $1.92 per common share.

RISK FACTORS

      Before making an investment in our common shares, you should carefully consider the following Risk Factors, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our securities could fall, and you may lose all or part of the money you paid to buy our securities.

      WE MAY NOT BE ABLE TO MAINTAIN OUR SHAREHOLDER DISTRIBUTIONS AT THEIR CURRENT LEVEL.

      We base the level of our cash distributions to shareholders on numerous assumptions and projections that we make regarding our future performance, any of which may prove to be incorrect, and our own decisions to reinvest rather than distribute available cash. Our assumptions and projections relate, among other things, to:

      .     property occupancy;

      . the amount of future capital expenditures and expenses relating to our communities;

      . the level of leasing activity and future rental rates at our communities;

      . the strength of the real estate market in the areas in which we own communities; and

      .     competition in the markets in which we own communities.

      While we expect to maintain or increase our current level of distributions over time, we cannot guarantee that we will be able to do so.

      WE WOULD INCUR ADVERSE TAX CONSEQUENCES IF WE FAIL TO QUALIFY AS A
REIT.

      If we fail to qualify as a REIT we will incur substantial additional tax liabilities. We intend to operate so as to qualify as a REIT for federal income tax purposes, but we do not intend to request a ruling from the Internal Revenue Service that we do in fact qualify as a REIT. We have received an opinion from our legal counsel that we are organized in conformity with the requirements for qualification as a REIT beginning with our taxable year ended December 31, 1994 and that our actual and proposed method of operation that we have described to our counsel will enable us to continue to satisfy the requirements for REIT qualification. Our counsel's opinion, however, is not binding on the Internal Revenue Service and is based on our representations as to factual matters and on our counsel's review and analysis of existing law, which includes no controlling precedent.

      If we were to fail to qualify as a REIT for any taxable year, we would not be permitted to deduct the amount we distribute to shareholders from our taxable income and we would be subject to federal income tax, including any alternative minimum tax, on our taxable income at regular corporate tax rates. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of, and trading prices for, our shares. Unless entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which our REIT qualification was lost. Our board of trustees is authorized to revoke our REIT election at any time in response to future economic, market, legal, tax or other considerations.

      WE MAY NEED TO BORROW FUNDS TO MEET OUR REIT MINIMUM DISTRIBUTION REQUIREMENTS.

      To qualify as a REIT, we are generally required to distribute at least 90% of our annual net taxable income, excluding any net capital gain, to our shareholders. In addition, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year, and (c) any of our undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of
(i) the amounts actually distributed, plus (ii) retained amounts on which corporate level tax is paid by us.

      We derive our income primarily from our share of AMLI, L.P.'s income and the cash available for distribution to our shareholders comes primarily from cash distributions from AMLI, L.P. We may have to borrow funds to meet the distribution of taxable income test described above and thereby avoid being required to pay the non-deductible excise tax referred to above. This is due to differences in timing between when we actually receive cash income and pay deductible expenses and when the income and expenses are included in our taxable income.

      DIVIDENDS PAYABLE BY REITS DO NOT QUALIFY FOR THE REDUCED TAX RATES UNDER RECENTLY ENACTED TAX LEGISLATION.

      Recently enacted tax legislation generally reduces the maximum tax rate for dividends payable by individuals to 15% through 2008. Dividends payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient, rather than the preferential rates applicable to other dividends. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common shares.

      WE CAN CHANGE OUR FINANCING, INVESTMENT, DISTRIBUTION AND OTHER BUSINESS POLICIES WITHOUT YOUR APPROVAL.

      Our board of trustees establishes our financing, investment, distribution and other business policies based on management's recommendations and our board of trustees' evaluation of business and general economic conditions and other relevant factors. Our board of trustees may change these policies without your consent.

      OUR BUSINESS CONSISTS PRIMARILY OF ACQUIRING, DEVELOPING AND OPERATING REAL ESTATE AND IS THEREFORE SUBJECT TO REAL ESTATE INVESTMENT AND OPERATING RISKS.

      Real property investments are subject to varying degrees of risk. Several factors may adversely affect the economic performance and value of our properties. These factors include changes in the national, regional and local economic climate, local conditions such as an oversupply of properties or a reduction in demand for our properties, the attractiveness of our properties to residents, competition from other available property owners and changes in market rental rates. Our performance depends on our ability to collect rent from residents and to pay for adequate maintenance, insurance and other operating costs, including real estate taxes, which could increase over time. Also, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property.

      Resident defaults may reduce our income and cash flow. If a significant number of residents fail to meet their lease obligations, our revenues and cash flow will decrease and we may be unable to make expected distributions to our shareholders. Defaulting residents may seek bankruptcy protection, which could result in payment delays or in the rejection and termination of the residents' leases. This would reduce our income, cash flow and amounts available to distribute to our shareholders.

      THE GEOGRAPHIC CONCENTRATION OF OUR RESIDENTIAL COMMUNITIES AND FLUCTUATIONS IN LOCAL MARKETS MAY ADVERSELY IMPACT OUR FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

      We derived significant amounts of rental revenues for the year ended December 31, 2002 and the six months ended June 30, 2003 from communities concentrated in Atlanta, Georgia and Dallas, Texas. As a result of this geographic concentration, if a local community market performs poorly, the income from the communities in that market could decrease. The performance of the economy in each of these areas affects occupancy, market rental rates and expenses and, consequently impacts the income generated from the communities and their underlying values. Economic downturns in the local markets in which we own communities could have a negative impact on our financial condition and results form operations.

      WE MAY BE ADVERSELY AFFECTED BY INCREASES IN REAL ESTATE OPERATING
COSTS.

      If our properties do not generate revenues sufficient to meet our operating expenses, including debt service and other capital expenditures, we may have to borrow additional amounts to cover our fixed costs, and our cash flow and ability to make distributions to shareholders may be adversely affected.

      Residential communities are subject to increases in operating expenses such as maintenance, insurance and administrative costs, and other general costs associated with security, landscaping, repairs and maintenance. If operating expenses increase, competition in the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates.

      WE ARE SUBJECT TO REAL ESTATE FINANCING RISKS.

      Potential adverse effects of the costs of and possible difficulties in obtaining debt financing may adversely affect our cash flows and distributions to shareholders. As a result of, among other things, the annual income distribution requirements applicable to REITs under the Internal Revenue Code, we rely to a significant extent on borrowings to fund acquisitions, capital expenditures and other items and expect to continue to do so. We are therefore subject to real estate and general financing risks, including changes from period to period in the availability of financing, the risk that our cash flow may not cover both required debt service payments and distributions to our shareholders, and the risk that we will not be able to refinance existing indebtedness or that the refinancing terms will be unfavorable. If we do not make mortgage payments, the community or communities subject to the mortgage indebtedness could be foreclosed upon by or transferred to the lender.

      RISING INTEREST RATES WILL GENERALLY INCREASE OUR BORROWING COSTS.

      We have a bank credit facility that permits us to borrow up to $200 million for community acquisitions and other purposes that provides for interest at variable rates, and we may incur additional variable rate indebtedness in the future. Variable-rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect our cash flow and the amounts available to distribute to our shareholders.

      WE MAY ENCOUNTER SIGNIFICANT DELAYS IN RENEWING LEASES OR RE-LETTING VACANT APARTMENT HOMES AND RESULTING LOSSES OF INCOME.

      When leases of apartment homes in our communities expire, the leases may not be renewed, the related apartment home may not be re-let promptly or the terms of renewal or re-letting, may be less favorable than the terms of the expiring leases. If we are unable to promptly renew the leases or re-let the units or if the rental rates upon renewal or re-letting are significantly lower than expected rates, then our results of operations and financial condition would be adversely affected. Consequently, our cash flow and ability to make distributions to shareholders would be reduced.

      WE MAY NOT BE ABLE TO MEET OUR TARGETED LEVELS OF LEASING ACTIVITY, ACQUISITIONS AND DEVELOPMENT DUE TO THE HIGHLY COMPETITIVE NATURE OF THE RESIDENTIAL COMMUNITY MARKETS.

      Numerous residential communities compete with our communities in attracting residents to lease apartment homes and additional communities can be expected to be built in the markets in which our communities are located. The number and quality of competitive communities in a particular area will have a material effect on our ability to lease apartment homes at our existing communities or at newly acquired communities and on the rents charged.

      OUR ESTIMATES OF CURRENT AND FUTURE BUSINESS CONDITIONS MAY BE
INACCURATE.

      In formulating our annual business plans, we make estimates of turnover re-letting costs that take into consideration our views of both current and expected future business conditions in our markets. Our estimates may prove to be inaccurate. If we are unable promptly to re-let or renew the leases for all or a substantial portion of our apartment homes, if the rental rates upon the renewal or re-letting are significantly lower than expected rates or if our cost estimates prove inadequate, then our cash flow and ability to make expected distributions to shareholders may be adversely affected.

      WE MAY INCUR SIGNIFICANT ENVIRONMENTAL REMEDIATION COSTS OR
LIABILITIES.

      As an owner and operator of real properties, we are subject to various federal, state and local environmental laws, ordinances and regulations that impose liability on current and previous owners and operators of real property for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. Some of these laws impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by the person. In addition, the presence of hazardous or toxic substances, or the failure to remediate the property properly, may adversely affect the owner's ability to borrow using the real property as collateral.

      Environmental laws and common law principles could be used to impose liability for release into the air of, and exposure to, hazardous substances, including asbestos-containing materials, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to the released hazardous substances. As an owner of real properties, we could be liable for these types of costs.

      Over the past few years, there have been an increasing number of lawsuits against owners and managers of properties other than us alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary damages or settlements. Insurance carriers have reacted to these liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates.

      We cannot be assured that any prior owner of any of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties.

      WE MAY BE ADVERSELY AFFECTED BY CHANGES IN LAWS.

      Our communities are subject to various federal, state and local regulatory requirements, including state and local fire and life-safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our communities are in material compliance with all current regulatory requirements. However, new requirements may be imposed that would require us to make significant unanticipated expenditures and that could have an adverse effect on our cash flow and ability to make expected distributions to our shareholders.

      INSURANCE COVERAGE IS BECOMING MORE EXPENSIVE AND MORE DIFFICULT TO
OBTAIN.

      The current insurance market is characterized by rising premium rates, increased deductibles, and more restrictive coverage language. Recent developments have resulted or are expected to result in significant increases in our insurance premiums and have made or are expected to make it more difficult to obtain certain types of insurance. Insurance policy coverage continues to narrow. Furthermore, we may not be able to purchase policies in the future with deductibles similar to those previously available to us. Continued deterioration in insurance marketplace conditions may have a negative impact on our operating results.

      WE COULD BE ADVERSELY AFFECTED IF HAZARD LOSSES ON OUR COMMUNITIES EXCEED THE AMOUNT OF OUR INSURANCE COVERAGE OR ARE NOT COVERED BY
INSURANCE.

      We carry commercial general liability insurance, standard "all-risk" property insurance, flood and rental loss insurance with respect to our properties with policy terms and conditions customarily carried for similar communities. We believe that our current insurance coverage is adequate. However, our insurance is subject to normal limitations on the amounts of coverage and some types of losses may be uninsurable or may only be insurable at a cost that we believe outweighs the value of obtaining insurance. Should an uninsured loss or a loss in excess of the amount of our insurance coverage occur, we could lose the capital invested in a property, as well as the anticipated future revenue from that community, and we would continue to be obligated on any mortgage indebtedness or other obligations related to the community.

      WE ARE SUBJECT TO LAWS BENEFITING DISABLED PERSONS, WHICH MAY RESULT IN OUR INCURRING UNANTICIPATED EXPENSES.

      Our apartment communities must comply with Title III of the Americans with Disabilities Act, or the ADA, to the extent that the apartment communities are or contain public accommodations and/or commercial facilities as defined by the ADA. The ADA does not consider apartment communities to be public accommodations or commercial facilities, except for portions of the facilities which are open to the public, such as the leasing office. Noncompliance could result in the imposition of fines or an award of damages to private litigants. We believe our apartment communities comply with the present requirements under the Americans with Disabilities Act and applicable state laws. However, we cannot assure you that we will not incur unanticipated expenses to comply with the ADA.

      EQUITY REAL ESTATE INVESTMENTS ARE RELATIVELY ILLIQUID WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

      The relative illiquidity of our real estate investments may limit our ability to adjust our community portfolio to respond to market changes. In addition, the Internal Revenue Code limits a REIT's ability to sell certain types of communities held for fewer than four years, which may affect our ability to sell communities without adversely affecting returns to common shareholders. These factors will tend to limit our ability to vary our portfolio promptly in response to changes in market or general economic or other conditions.

      NEW ACQUISITIONS OR DEVELOPMENTS MAY FAIL TO PERFORM AS EXPECTED AND COMPETITION FOR ACQUISITIONS MAY RESULT IN INCREASED PRICES FOR
COMMUNITIES.

      We intend to continue to selectively acquire and develop new communities. Newly acquired or developed communities may fail to perform as expected. We may underestimate the costs necessary to bring an acquired community up to standards established for its intended market position or to develop a community. Additionally, we expect that other major real estate investors and significant capital will compete with us for attractive investment opportunities or may also develop communities in markets where we focus our development efforts. This competition may increase prices for communities. We may not be in a position or have the opportunity in the future to make suitable community acquisitions on favorable terms.

      WE MAY SUFFER LOSSES FROM OUR DEVELOPMENT AND CONSTRUCTION
ACTIVITIES.

      We intend to grow through the selective development and construction of communities, including build-to-suit communities and speculative development, as suitable opportunities arise. The risks associated with real estate development and construction activities include the following:

      . we may find it necessary to abandon development project activities after expending significant resources to determine their feasibility;

      . the construction cost of a project may exceed original estimates;

      . occupancy rates and rents at a newly completed community may not be sufficient to make the community profitable;

      . financing may not be available on favorable terms for development of a community;

      . the construction and lease up of a community may not be completed on schedule, resulting in increased debt service and construction costs; and

      . we may fail to obtain, or may experience delays in obtaining, necessary zoning, land-use, building occupancy and other required governmental permits and authorizations.

      These risks may reduce the funds available for distribution to our shareholders. Further, the development of communities is also subject to the general risks associated with real estate investments.

      PROVISIONS OF OUR DECLARATION OF TRUST AND BYLAWS, AND OUR
SHAREHOLDER RIGHTS PLAN, MAY DISCOURAGE ACQUISITION PROPOSALS AND ATTEMPTS TO CHANGE OUR BOARD OF TRUSTEES.

      Our Declaration of Trust generally prohibits any person from owning more than 5% of our outstanding shares. To remain qualified as a real estate investment trust, or REIT, for federal income tax purposes under the federal Internal Revenue Code, five or fewer persons cannot own or be deemed to own more than 50% in value of our outstanding shares at any time during the last half of any taxable year, other than our first taxable year. To preserve our qualification as a REIT, our Declaration of Trust provides that, subject to specified exceptions, no person may own more than 5% in number or value of our issued and outstanding shares of beneficial interest. Our board of trustees has the power to exempt a proposed transferee from this ownership limit based on an Internal Revenue Service ruling, an opinion of counsel or other satisfactory evidence that the proposed ownership of common shares by the transferee would not result in the termination of our REIT status. If the proposed transfer would violate the ownership limit, the transfer will be void. This ownership limit may delay, defer or prevent a transaction or a change in control which could involve an offer for your shares that is above the then prevailing market price or that you may for other reasons consider to be in your best interest.

      STAGGERED ELECTIONS OF TRUSTEES LENGTHEN THE TIME NEEDED TO ELECT A MAJORITY OF OUR BOARD OF TRUSTEES WHICH COULD DISCOURAGE OR PREVENT A CHANGE OF CONTROL.

      Our board of trustees is divided into three classes, with only one class being elected each year. These staggered terms may lengthen to two years the time needed to change a majority of the members of our board of trustees and may thereby delay or prevent an acquisition of control of AMLI.

      OUR DUTIES TO OUR SHAREHOLDERS MAY CONFLICT WITH OUR DUTIES TO THE PARTNERS OF AMLI, L.P.

      As the general partner of AMLI, L.P., we owe fiduciary duties to AMLI, L.P.'s limited partners. Discharging these fiduciary duties could conflict with our shareholders' interests. Pursuant to AMLI, L.P.'s limited partnership agreement, the limited partners have acknowledged that we are acting both on behalf of our shareholders and, in our capacity as general partner of AMLI, L.P., on behalf of the limited partners. The limited partners have further agreed in the partnership agreement that we are under no obligation to consider the separate interests of the limited partners in deciding whether to cause AMLI, L.P. to take, or to decline to take, any actions.

      INCREASES IN MARKET INTEREST RATES MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

      One of the factors that influence the market price of our common shares is the annual rate of distributions that we pay on the common shares, as compared with market interest rates. An increase in market interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of the common shares unless we are able to increase our distributions on outstanding common shares and elect to do so.

      SHARES THAT BECOME AVAILABLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

      Substantial sales of common shares, or the perception that substantial sales of common shares may occur, could adversely affect the prevailing market prices of the common shares. Following this offering, we will have 19,033,140 outstanding common shares. In addition, we may acquire additional properties in exchange for units of limited partnership interest in AMLI, L.P. that will be exchangeable for our common shares unless we exercise our right to purchase the units for cash instead of issuing our common shares. We are not able to assess the extent to which perceptions of possible future sales of any of the above described common shares have affected the prevailing market prices of the common shares to date or may do so from time to time in the future.

      WE DEPEND ON OUR KEY PERSONNEL.

      Our success depends on our ability to attract and retain the services of executive officers, senior officers and company managers. There is substantial competition for qualified personnel in the real estate industry and the loss of several of our key personnel could have an adverse effect on us.


              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plan," "expect," "anticipate," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

      .     local real estate conditions;
      .     construction delays due to the unavailability of construction materials;
      .     weather conditions or other delays beyond our control; and
      .     general economic conditions.

      You should also consider carefully the statements set forth in the section entitled "Risk Factors" of this prospectus supplement, as well as any cautionary language in this prospectus supplement, the accompanying prospectus and in the documents we have incorporated by reference herein, which address these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All such forward-looking statements should be regarded solely as reflections of our current operating and development plans and estimates. These plans and estimates are subject to revision from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

      We have no plans to update these forward-looking statements.

                      FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the federal income tax consequences to us and our shareholders of our treatment as a REIT. Since these provisions are highly technical and complex, each prospective purchaser of the common shares is urged to consult his or her own tax advisor with respect to the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the common shares.

      Based upon certain of our representations, in the opinion of Mayer, Brown, Rowe & Maw LLP, our counsel, beginning with our taxable year ended December 31, 1994, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our actual and proposed method of operation described in this prospectus supplement and as represented by management has enabled and will continue to enable us to satisfy the requirements for qualification and taxation as a REIT. This opinion is conditioned upon representations made by us as to factual matters relating to our organization and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date hereof. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of share ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Mayer, Brown, Rowe & Maw LLP will not review compliance with these tests on a continuing basis. No assurance can be given that we will satisfy these tests on a continuing basis.

      In brief, if certain detailed conditions imposed by the REIT provisions of the Internal Revenue Code are met, entities such as us that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation," at both the corporate and shareholder levels, that generally results from the use of corporations. However, as discussed in greater detail below, such an entity remains subject to tax in specified circumstances even if it qualifies as a REIT.

      If we fail to qualify as a REIT in any year, however, we will be subject to federal income taxation as if we were a domestic corporation, and our shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, we could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to our shareholders would be reduced or eliminated.

      Our board of trustees believes that we have been organized and operated and currently intends that we will continue to operate in a manner that permits us to qualify as a REIT. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, distribution and shareholder diversification tests described below, which in turn will be dependent in part on our operating results.

      The following summary is based on the Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, subsequent changes to any of which may affect the tax consequences described in this section, possibly on a retroactive basis. The following summary is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to various types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

TAXATION OF THE COMPANY

      GENERAL. In any year in which we qualify as a REIT, we will not, in general, be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to shareholders.
We may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain that is not distributed. To the extent that we elect to retain and pay income tax on our net long-term capital gain, shareholders are required to include their proportionate share of our undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on the gain by us.

      Notwithstanding our qualification as a REIT, we may also be subject to taxation in other circumstances. If we should fail to satisfy either the 75% or the 95% gross income test, as discussed below, and nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect our profitability. We will also be subject to a tax of 100% on net income from any "prohibited transaction," as described below, and if we have net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax on the income from foreclosure property at the highest corporate rate. We will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our "taxable REIT subsidiaries" that would be reduced through reapportionment under section 482 of the Internal Revenue Code in order to more clearly reflect income of a taxable REIT subsidiary. A taxable REIT subsidiary includes any corporation for which a joint election has been made by a REIT and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such REIT. See "Other Tax Considerations--Investments in Taxable REIT Subsidiaries." In addition, if we should fail to distribute during each calendar year at least the sum of:

      (1)   85% of our REIT ordinary income for the year;

      (2) 95% of our REIT capital gain net income for the year, other than capital gains we elect to retain and pay tax on as described below; and

      (3) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed, plus (ii) retained amounts on which corporate level tax is paid by us.

      A REIT is permitted to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with our annual report for the taxable year, such amount of undistributed net long-term capital gains it received during the taxable year, which our shareholders are to include in their taxable income as long-term capital gains. Thus, if we made this designation, our shareholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our shareholders would be deemed to have paid the shareholder's share of the tax paid by us on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax we paid. We may also be subject to the corporate "alternate minimum tax," as well as tax in various situations and on some types of transactions not presently contemplated. We will use the calendar year both for federal income tax purposes and for financial reporting purposes.

      In order to qualify as a REIT, we must meet, among others, the following requirements:

      SHARE OWNERSHIP TEST. Our shares must be held by a minimum of 100 persons for at least 335 days in each taxable year, or a proportional number of days in any short taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of our shares (taking into account options to acquire shares) may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals, which for this purpose includes some tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actual interest in such trust rather than by such trust. If we comply with the Treasury regulations for ascertaining our actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of our outstanding shares were held, actually or constructively, by five or fewer individuals, then we will be treated as meeting such requirement.

      In order to ensure compliance with the share ownership tests, our declaration of trust places restrictions on the transfer of our shares to prevent additional concentration of ownership. For more information, see "Description of Common Shares--Restrictions on Transfer" in the prospectus. We intend to enforce the 5% limitation on ownership of our shares to assure that our qualification as a REIT will not be compromised. Moreover, to evidence compliance with these requirements, Treasury regulations require that we maintain records which disclose the actual ownership of our outstanding shares of beneficial interest. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of shares disclosing the actual owners of the shares as prescribed by Treasury regulations. A list of those persons failing or refusing to comply with the demand must be maintained as a part of our records. A shareholder failing or refusing to comply with our written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of our shares and other information.

      ASSET TESTS. At the close of each quarter of our taxable year, we must satisfy several tests relating to the nature of our assets determined in accordance with generally accepted accounting principles. Where we invest in a partnership (such as AMLI, L.P.), limited liability company or trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership, limited liability company or trust's assets. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, we will be deemed to own 100% of the corporation's assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the "10% vote and value test"). Further, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of our total assets may be represented by securities of any non-government issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the "20% and 5% asset tests"). We currently have two taxable REIT Subsidiaries (AMLI Management Company and AMLI Institutional Advisors, Inc.). We believe that the 10% vote and value test and the 20% and 5% asset tests on the date hereof should be satisfied. In rendering its opinion as to our qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on our representations with respect to the value of our shares and assets and our conclusion that we satisfy each of the 10% vote and value test and the 20% and 5% asset tests.

      GROSS INCOME TESTS. There are two separate percentage tests relating to the sources of our gross income which must be satisfied for each taxable year. For purposes of these tests, where we invest in a partnership (such as AMLI, L.P.), limited liability company or trust taxed as a partnership or as a disregarded entity, we will be treated as receiving our pro rata share of the income and loss of the partnership or disregarded entity, and the gross income of the partnership or disregarded entity will retain the same character in our hands as it has in the hands of the partnership. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, the corporation is treated as a disregarded entity and the same rule applies.

      1. THE 75% TEST. At least 75% of our gross income for the taxable year must be "qualifying income." Qualifying income generally includes:

            .     rents from real property, except as modified below;

            . interest on obligations collateralized by mortgages on, or interests in, real property;

            . gains from the sale or other disposition of "non-dealer property," which means interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business;

            . dividends or other distributions on shares in other REITs, as well as gain from the sale of REIT shares;

            .     abatements and refunds of real property taxes;

            . income from the operation, and gain from the sale, of "foreclosure property," which means property acquired at or in lieu of a foreclosure of the mortgage collateralized by the property;

            . commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and

            . certain qualified temporary investment income attributable to the investment of new capital received by us in exchange for our shares during the one-year period following the receipt of the capital.

Rents received by AMLI, L.P. from a tenant will not qualify as rents from real property in satisfying the 75% gross income test described above, or the 95% gross income test described below, if we, or a 10% owner of us, directly or constructively owns 10% or more of the tenant, unless the tenant is one of our taxable REIT subsidiaries and certain other requirements are met. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property or as interest income for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rent from real property, we generally must not operate or manage the property or furnish or render services to residents, other than through a taxable REIT subsidiary or an "independent contractor" from whom we derive no income, except that we may provide services that are "usually or customarily rendered" in connection with the rental of multifamily units for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience." A REIT is permitted to render a DE MINIMIS amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed one percent of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation.

      2. THE 95% TEST. In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of shares or other securities that are not dealer property. Dividends, other than on REIT shares, and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. In addition, payments to us under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to hedge indebtedness incurred or to be incurred, and any gain from the sale or other disposition of these instruments, are treated as qualifying income for purposes of the 95% test, but not for purposes of the 75% test.

      We believe that, for purposes of both the 75% and the 95% gross income tests, our investment in the communities and the co-investment communities through AMLI, L.P. will, in major part, give rise to qualifying income in the form of rents from real property, and that gains on the sales of the communities and the co-investment communities, or our interest in AMLI, L.P., generally will also constitute qualifying income.

      AMLI Management Company receives and anticipates continuing to receive fee income in consideration of the performance of property management and other services with respect to properties not owned by us or AMLI, L.P. and receives and anticipates continuing to receive fee income in consideration of the performance of general contracting and construction management services. AMLI Institutional Advisors receives and anticipates continuing to receive fee income for providing investment advisory services. Substantially all the income derived by us from these service companies will be in the form of dividends and interest on the securities of each of the service companies owned by AMLI, L.P. The dividends and interest income will satisfy the 95% gross income test, but not the 75% gross income test, as discussed above.

      For purposes of determining whether we comply with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding foreclosure property, unless the property is held by us for at least four years and certain other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto are satisfied. For more information, see "--Taxation of the Company--General."

      Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under provisions of the Internal Revenue Code. These relief provisions will generally be available if:

      . our failure to comply was due to reasonable cause and not to willful neglect;

      . we report the nature and amount of each item of income included in the income tests on a schedule attached to our tax return; and

      . any incorrect information on this schedule is not due to fraud with intent to evade tax.

If these relief provisions apply, however, we will nonetheless be subject to a 100% tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year multiplied by a fraction intended to reflect our profitability.

      ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, we are required to make distributions, other than capital gain dividends, to our shareholders each year in an amount at least equal to

      . 90% of our REIT taxable income, computed without regard to the dividends paid deduction and REIT net capital gain, plus

      . 90% of our net income after tax, if any, from foreclosure property, minus

      .     the sum of some items of excess non-cash income.

      These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid on or before the first regular dividend payment after that declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90% but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

      We intend to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, we intend to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

      Distributions must generally be made during the taxable year to which they relate. Dividends may be paid in the following year in two circumstances. First, dividends may be declared in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. Second, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared.

      If we fail to meet the 90% distribution requirement as a result of an adjustment to our tax return by the Internal Revenue Service, we may retroactively cure the failure by paying a "deficiency dividend," plus applicable penalties and interest, within a specified period.

      FAILURE TO QUALIFY. If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, we will be subject to tax, including applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor generally will they be required to be made under the Internal Revenue Code. In that event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.


TAXATION OF OUR SHAREHOLDERS

      TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS. As long as we qualify as a REIT, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates for qualified dividends received by individuals from taxable C corporations pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003. See "Other Tax Considerations--New Tax Law" discussion below. Distributions and undistributed amounts that are designated as capital gain dividends will be taxed as long-term capital gains, to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares by the amount of the distribution, but not below zero, with distributions in excess of the shareholder's tax basis taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by us in October, November or December of any year and payable to a shareholder of record on a specific date in those months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that minimum tax adjustments and preferences be apportioned to our shareholders.

      In general, any loss upon a sale or exchange of our shares by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions from us that were required to be treated by the shareholder as long-term capital gains.

      Gain from the sale or exchange of shares held for more than one year is taxed at a maximum capital gain rate of 15% (until 2009 and then 20% to the extent there is no future Congressional action--see "Other Tax Considerations--New Tax Law" discussion below). Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the 15% capital gains rate or as unrecaptured Internal Revenue Code section 1250 gain taxable at a maximum rate of 25%.

      Shareholders should consult their own tax advisor with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains.

      BACKUP WITHHOLDING. We will report to our domestic shareholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of applicable tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless the shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be credited against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.


OTHER TAX CONSIDERATIONS

      INVESTMENTS IN TAXABLE REIT SUBSIDIARIES

      Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities, which cannot be performed directly by REITs without jeopardizing their REIT status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary and are subject to prohibited transaction taxes on certain other payments made to the associated REIT. We will be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid by any of our taxable REIT subsidiaries to us that would be reduced through reapportionment under Internal Revenue Code section 482 in order to more clearly reflect income of any taxable REIT subsidiary.

      Under the taxable REIT subsidiary provisions, any entity in which we own an interest that is treated as a corporation for tax purposes is allowed with us to jointly elect to be treated as a "taxable REIT subsidiary." In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also be treated as our subsidiary.

      Both AMLI Management Company and AMLI Institutional Advisors are treated as taxable REIT subsidiaries. Both entities will pay federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. Each of the companies will attempt to minimize the amount of the taxes, but there can be no assurance whether or to the extent to which measures taken to minimize taxes will be successful.

      NEW TAX LAW

      Pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum individual tax rate for long-term capital gains was reduced from generally 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Because REITs are not generally subject to federal income tax on the portion of their REIT taxable income or capital gains distributed to their stockholders, REIT dividends would generally not be eligible for the new 15% tax rate on dividends. As a result, ordinary REIT dividends would continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends would generally apply to:

      (1) long-term capital gains, if any, recognized on the disposition of REIT shares;




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      (2)   distributions from the REIT designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions would continue to be subject to a 25% tax rate);

      (3) dividends attributable to dividends received by the REIT from non-REIT corporations, such as taxable REIT subsidiaries; and

      (4) dividends to the extent attributable to income upon which the REIT has paid corporate income tax (e.g., to the extent that the REIT distributes less than 100% of its taxable income).

Without future congressional action, the maximum tax rate on long-term capital gains would return to 20% in 2009, and the maximum rate on dividends would move to 35% in 2009 and 39.6% in 2011.

      POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES. Prospective shareholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us, possibly on a retroactive basis.

      STATE AND LOCAL TAXES. We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our common shares.

      You are advised to consult this prospectus supplement and the accompanying prospectus, as well as your tax advisor regarding the specific tax consequences to you of the purchase, ownership and sale of the common shares described in this prospectus supplement, including the federal, state, local, foreign, and other tax consequences of the purchase, ownership, sale and election and of potential changes in applicable tax laws.

      TAXATION OF FOREIGN SHAREHOLDERS

      Distributions of cash generated by our real estate operations, but not by the sale or exchange of our properties, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files an Internal Revenue Service Form W-8BEN with us or unless the foreign shareholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" income. Under applicable Treasury regulations, foreign shareholders generally have to provide the Internal Revenue Service Form W-8ECI or Form W-8BEN beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date. A foreign shareholder may seek a refund from the Internal Revenue Service if it is subsequently determined that a distribution was in excess of our current and accumulated earnings and profits.










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      Distributions of proceeds attributable to the sale or exchange by of our U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, ("FIRPTA"). Under FIRPTA, gains are considered effectively connected with a U.S. trade or business of the foreign shareholder and are taxed at the normal graduated rates applicable to U.S. shareholders. Moreover, gains may be subject to branch profits tax in the hands of a shareholder that is a foreign corporation if it is not entitled to treaty relief or exemption. We are required by applicable Treasury regulations to withhold 35% of any distribution to a foreign person that could be designated by us as a capital gain dividend; this amount is creditable against the foreign shareholder's FIRPTA tax liability.

      We will qualify as a "domestically controlled real estate investment trust" so long as less than 50% in value of our shares are held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trust and estates. It is currently anticipated that we will qualify as a domestically controlled real estate investment trust. Under these circumstances, gain from the sale of the shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for 183 days or more in such taxable year.

      The federal income taxation of foreign shareholders is a highly complex matter that may be affected by many other considerations.
Accordingly, our foreign investors are particularly urged to consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in us.


                                TERMS OF SALE

      Under the terms and subject to the conditions contained in a purchase agreement dated the date of this prospectus supplement, the selling shareholder, The MEGA Life and Health Insurance Company, a wholly owned subsidiary of UICI, has agreed to sell 750,000 common shares to an unaffiliated third party at a price of $25.50 per share and the third party has agreed to buy the Common Shares. Each party is responsible for the payment of its own expenses.






























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